KONTRON AG ANNOUNCES THE SUCCESSFUL COMPLETION OF ITS TENDER OFFER FOR KONTRON MOBILE COMPUTING, INC. SHARES

ECHING & MUNICH, Germany – August 6, 2004 — Kontron AG announced the successful completion of its tender offer (the “Offer”) for all of the outstanding shares of Kontron Mobile Computing, Inc. (“Kontron Mobile”) (OTC: “KMBC.ob”) not owned by Kontron AG at a price of $0.55 per share, net in cash. The Offer expired at 5:00 p.m. New York City time on August 6, 2004, at which time approximately 5,507,273 shares had been validly tendered and not withdrawn and an additional 21,000 shares had been tendered pursuant to guaranteed delivery procedures. The shares tendered when combined with the Kontron Mobile shares already owned by Kontron AG represent approximately 91% of the voting securities of Kontron Mobile. KAC Acquisition, Inc. (“KAC Acquisition”), Kontron AG’s wholly-owned subsidiary, has accepted all Kontron Mobile shares validly tendered and not withdrawn for payment. Payment for tendered shares will be made promptly through American Stock Transfer & Trust Company, the depository for the Offer.

Kontron AG and KAC Acquisition will commence a subsequent offering period on Monday August 9, 2004, which will expire on Friday, August 20, 2004, at 5:00 pm New York City time, unless extended. During the subsequent offering period, KAC Acquisition will accept and promptly pay for all shares as they are tendered. KAC Acquisition will purchase the tendered shares at a price of $0.55 per share. Shares that are tendered during the subsequent offering period may not be withdrawn.

After the expiration of the subsequent offering period, KAC Acquisition will acquire the shares of Kontron Mobile that were not tendered through a “short-form” merger (the “Merger”). Under the Minnesota Business Corporations Act, KAC Acquisition, as the holder of more than 90% of the voting securities of Kontron Mobile, may cause Kontron Mobile to merge with and into KAC Acquisition without a vote of Kontron Mobile’s shareholders. In the Merger, the remaining shareholders of Kontron Mobile, other than those who assert dissenters rights, will have their shares converted into the right to receive $0.55 per share. As a result of the Merger, Kontron Mobile will become a wholly-owned subsidiary of Kontron AG.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

The Information Agent for the tender offer is Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC’s website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022, or by calling toll free (800) 607-0088.

Kontron AG is headquartered in Eching/Munich Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal, and Taipei. Kontron AG develops, produces and distributes its products worldwide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German “new market” (under “KBC”) and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG . Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward-looking statements.

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